EXHIBIT 99.2

ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

JANUARY 1, 2013

ATTRIBUTABLE TO INTERESTS

OWNED BY

STARBOARD RESOURCES, LLC

IN CERTAIN PROPERTIES

LOCATED IN

OKLAHOMA AND TEXAS

(SEC GUIDELINES)

F	FORREST A. GARB & ASSOCIATES, INC. INTERNATIONAL PETROLEUM CONSULTANTS

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110  Telefax (972)991-3160 (E MAIL) forgarb@forgarb.com

March 20, 2013

Mr. Michael J. Pawelek
Chief Executive Officer
Starboard Resources, LLC
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

Re: SEC Guidelines

Dear Mr. Pawelek:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the reserves and future net revenue, as of January 1, 2013, attributable to interests owned by Starboard Resources, LLC (Starboard) in certain oil and gas properties and leasehold acreage located in Oklahoma and Texas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC), and with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas. The SEC guidelines specify the use of a 12-month first-day-of-the-month average benchmark price, a ten percent per year discount factor, and constant oil and gas prices and costs.

The following table summarizes the estimated total net proved reserves and future net revenue, as of January 1, 2013:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserves Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Proved
Developed Producing	256.34	1,703.79	22,310.73	16,420.21
Behind Pipe	137.99	469.67	12,376.09	9,097.46
Non-Producing	31.85	152.97	2,184.67	1,677.06
Undeveloped	3,071.68	7,120.21	174,496.91	95,850.60
Total Proved4	3,497.86	9,446.65	211,368.40	123,045.33
_____________
1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 M$ = thousands of dollars, MBbl = thousands of barrels, MMcf = millions of cubic feet.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4 The reserves and revenues in the summary table were estimated using the PHDWin economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

The following tables summarize estimated probable and possible reserves and associated future net revenues, as of January 1, 2013:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Probable
Undeveloped	1,721.89	3,360.99	93,389.52	47,970.17
Total Probable4	1,721.89	3,360.99	93,389.52	47,970.17

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserves Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Possible
Undeveloped	324.32	6,712.77	27,324.89	9,033.50
Total Possible4	324.32	6,712.77	27,324.89	9,033.50

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward. The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend. Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation. Production histories were provided by Starboard and were supplemented with published production data and state reporting records purchased from the third party provider DI Desktop.

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves. Possible reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than probable reserves. The reserves for probable and possible reserve categories were estimated by the volumetric method considering well logs, core analyses, geologic maps, etc., and/or by analogy to adjacent comparable wells.

Starboard provided the available geologic and engineering data for FGA's review. FGA has accepted Starboard’s intent to drill the proved, probable, and possible undeveloped new wells and horizontal laterals out of existing wellbores, as well as perform remedial workovers on several wells.
______________
1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 M$ = thousands of dollars, MBbl = thousands of barrels, MMcf = millions of cubic feet.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4 The reserves and revenues in the summary table were estimated using the PHDWin economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

Starboard has positions in five leasehold areas where they have outlined plans to 1) drill new wells, and 2) drill horizontal laterals out of existing vertical wellbores. FGA makes this opinion of reserve estimates and reserve categorizations following analysis of data provided by Starboard and data available in the public domain. FGA included the unrisked reserves for these prospects in the economic analysis in addition to Starboard’s current proved developed reserves.

The analysis and findings presented in this report represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data. Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected. Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses, and capital costs to vary from the results presented in this report.

Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. Gas sales imbalances have not been taken into account in the reserve estimates. The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

EAGLEBINE PROSPECT

Starboard has recently added an Eaglebine prospect in Brazos County to their prospect list. The Upper Cretaceous-aged “Eaglebine” formation is used by area operators to refer to wells targeting both the Eagle Ford and Woodbine formations (EaglefordShale.com). These formations were deposited approximately 88 to 95 million years ago, between major unconformities found at the top of the Eagle Ford formation and the base of the Upper Cretaceous (see Figure 1, below).

The Woodbine formation was deposited prior to the Eagle Ford shale as a fluvial-deltaic series of sandstones and shales (The University of Texas at Austin, Bureau of Economic Geology Website). This formation is responsible for many significant oil fields in Texas, and has been productive in both vertical and horizontal wells.

As sea levels continued to rise, the Eagle Ford shale was deposited as an organic-rich, fossiliferous marine shale. The formation’s high carbonate content and lower clay content make the Eagle Ford more brittle (EagleFordShale.com), and is commonly targeted for oil and gas production using horizontal drilling and hydraulic fracturing. The Eagle Ford shale is a well-known source rock, and recently has become a large, unconventional play. Total Organic Content (TOC) and Vitrinite Reflectance (Vo) studies in the Eagle Ford shale have revealed areas more prone to producing oil, liquids rich gas, and dry gas.

The Eaglebine represents the lower portion of the sand and shale laminated Eagle Ford and the Woodbine group. High TOC and silica contents result in hydrocarbon generation and successful production due to fracking operations. The Eaglebine is an emerging resource play which is productive in wells offsetting Starboard’s leasehold.

FORREST A. GARB & ASSOCIATES, INC.

Starboard’s lease acreage in this prospect is held by production from the Buda formation and is highlighted in yellow in Figure 2. Other operators have been active in the area and have completed wells in the Eaglebine in the last year with initial production rates of 400 – 1,100 barrels of oil per day. The Lewis Unit #1H, operated by Weber Energy Corporation (Weber), has produced 89,128 barrels of oil (BO) after eleven months production. The Weber Kodiak Unit #1H has produced 48,733 BO after seven months and the Weber Falcon #1H has produced 67,376 BO after six months. Currently, Starboard is participating in the Fisher Unit #1H across the acreage in the southwest on Figure 2. Starboard has proposed four proved undeveloped (PUD) locations on this acreage, including the Fisher 1H. In addition, Starboard has proposed six probable undeveloped locations on the acreage to the northeast where the Williams lease is located. It is FGA’s opinion these reserve classifications are reasonable based on proximity to current production in the Eaglebine formation, and well log characteristics indicating the presence of the Eaglebine formation.

FORREST A. GARB & ASSOCIATES, INC.

16 GAFFORD, S
SCASTA UNIT 2
BUMBLE BEE UNIT #1 H
420413211200
6 DUNN, J
COYOTE UNIT 1H
15 GAFFORD, J
9 EATON, R
HAWK UNIT 1
MOOSE UNIT 1
420413209200
47 WALKER, S
LEWIS UNIT 1H
WEHMEYER -W #1H
FALCON 1H
MILAM UNIT EB 1H
KODIAK UNIT 1
ROCKET UNIT EB 1H
MARINO 1H
FISHER UNIT #1H
MUSTANG 1
420413209400
0
5,149
FEET
Figure 2: Eaglebine Drilling Activity

FORREST A. GARB & ASSOCIATES, INC.

ECONOMIC CONSIDERATIONS

The benchmark oil and gas prices used in this study are the preceding 12-month averages of the first-day-of-the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas. Oil prices are based on a benchmark price of $94.68 per barrel (Bbl) and have been adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices per thousand cubic feet (Mcf) are based on a benchmark price of $2.76 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials. The adjustments are based on the differential between historic oil and gas sales and the corresponding benchmark price.

Lease operating cost data were provided by Starboard for FGA’s review. The average lease operating costs for the prior 12 months, or for the months available for each property, were utilized in this study for producing properties. Lease operating cost figures for prospects unrelated to Starboard producing properties were estimated from available public and private data sources. All costs have been held constant in this evaluation, with the exception of the costs for the Hunton wells in Logan and Kingfisher Counties, Oklahoma. These are relatively new wells which start out with higher operating costs. These costs decrease over time due to reduced water disposal costs and switching from compression to rod pump in the future. The operating expenses for these wells were modeled with an initial cost of $15,000/well/month, stepping down to $4,000/well/month over a period of six years.

Capital expenditures are included as required for workovers, the future development of new wells, the drilling of horizontal laterals out of existing wellbores, and for production equipment. All investments have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in the economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

Starboard provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented. Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

FORREST A. GARB & ASSOCIATES, INC.

The following supplementary materials are included as attachments to this report:

●	Attachment A	Summaries by Reserve Category and One-Line Summaries

●	Attachment B	Ranking of Proved, Probable, and Possible Properties In Descending Order by Discounted Future Net Revenue

●	Attachment C	Master List of Properties Sorted by State, County, and Lease Name

●	Attachment D	Individual Economic Projections and Graphs of Historical and Forecast Production

●	Attachment E	Definitions for Oil and Gas Reserves Conforming to SEC Regulation S-X §210.4-10

●	Attachment F	General Comments

●	Attachment G	Consulting Firm Profile – Forrest A. Garb and Associates, Inc.

FGA is an independent firm of geologists and petroleum engineers. Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis. FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.

Any distribution of this report or any part thereof must include this cover letter and the General Comments in their entirety.

We appreciate the opportunity to submit this evaluation. Should you have any questions, please do not hesitate to contact us.

This report was prepared under the supervision of Stacy M. Light, Registered Professional Engineer No. 106726, State of Texas.

Yours truly, Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629 Stacy M. Light Senior Vice President Forrest A. Garb & Associates, Inc.